Exhibit 12.1

MPLX LP

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS - Unaudited

(In millions)

	Nine Months Ended	For the Years Ended December 31,
	September 30, 2014	2013	2012	2011	2010	2009
Portion of rentals representing interest	$2.6	$3.3	$2.3	$0.8	$0.7	$0.5

Capitalized interest	0.7	0.9	0.7	0.5	0.7	0.7
Other interest and fixed charges	2.4	0.2	0.1	0.2	—	—

Total fixed charges (A)	$5.7	$4.4	$3.1	$1.5	$1.4	$1.2

Earnings-pretax income with applicable adjustments (B)	$147.9	$150.8	$147.4	$135.5	$104.7	$123.4

Ratio of (B) to (A)	25.9	34.3	47.5	90.3	74.8	102.8